Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the caption “Independent Registered Public Accounting Firm” in the Prospectus and Statement of Additional Information, each dated April 9, 2026, and each included in this Post-Effective Amendment No. 18 to the Registration Statement (Form N-6, File No. 333-203099) of Lincoln Life & Annuity Flexible Premium Variable Life Account M (the “Registration Statement”).

We also consent to the use of our reports (1) dated March 31, 2026, with respect to the financial statements of Lincoln Life & Annuity Company of New York and (2) dated April 8, 2026, with respect to the financial statements of each of the subaccounts within Lincoln Life & Annuity Flexible Premium Variable Life Account M, for the year ended December 31, 2025, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

April 9, 2026